Exhibit 1

2003 Financial Review

Consolidated Six-Year Review

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, RATIOS AND MISCELLANEOUS DATA)(1)	2003	2002	2001	2000	1999	1998
Operating Results
Revenue	$3,949	3,091	3,194	3,916	2,808	2,075
Operating income (loss)	$(75)	(71)	(195)	414	305	103
Net income (loss)	$28	(81)	(128)	302	253	18
Total assets	$4,413	4,154	4,359	4,754	4,559	3,580
Capitalization
Current bank loans	$—	3	14	28	—	—
Long-term debt(2)	1,101	1,212	1,508	1,423	1,525	1,297
Less: Cash and cash equivalents	(212)	(14)	(10)	(27)	(59)	(37)
Net debt	$889	1,201	1,512	1,424	1,466	1,260
Shareholders’ equity	1,890	1,561	1,614	1,926	1,964	1,512
Total capitalization net of cash and cash equivalents(3)	$2,779	2,762	3,126	3,350	3,430	2,772
Cash Flow Data
Plant, property and equipment additions	$130	71	168	440	620	367
Cash from operations	$15	359	278	351	395	198
Net debt additions (repayments)(4)	$(157)	(307)	68	(72)	219	502
Supplemental Measures
Net income (loss) to common shareholders before unusual items(5)	$(118)	(148)	(161)	245	93	16
Net income (loss) to common shareholders after unusual items	$(1)	(112)	(161)	266	217	16
EBITDA(6)	$223	195	35	602	460	254
Data per Common Share(7)
Net income (loss) before unusual items(5)
— Basic	$(1.36)	(1.72)	(1.88)	2.76	1.00	0.17
— Diluted	$(1.36)	(1.72)	(1.88)	2.49	0.98	0.17
Net income (loss) after unusual items
— Basic	$(0.02)	(1.30)	(1.88)	3.00	2.35	0.17
— Diluted	$(0.02)	(1.30)	(1.88)	2.84	2.26	0.17
Common shareholders’ equity at year-end(8)	$15.76	12.40	13.05	16.52	15.58	12.96
Ratios
Return (loss) on average common equity(9)	(9.8)%	(14.5)%	(13.2)%	18.1%	7.4%	1.3%
Net debt to total capitalization(3)	32.0%	43.5%	48.4%	42.5%	42.7%	45.5%
Funds flow coverage of financial charges(10)	2.5	x	2.7	x	1.7	x	6.0	x	4.2	x	3.6	x
Miscellaneous Data
Employees at year-end(11)	4,300	4,300	4,600	4,700	4,700	4,200
Closing share price	TSX ($Cdn)	$35.04	28.89	30.75	28.10	28.25	20.00
NYSE ($U.S.)	$26.95	18.30	19.27	18.81	19.31	13.06
Dividends and Distributions
Common shares	$25	23	23	23	25	12
Preferred securities and shares	$29	31	33	36	36	2

(1)   For all periods prior to July 2, 1998, Canadian dollar amounts have been restated in U.S. dollars using an exchange of $1.00 Canadian = U.S. $0.68.

(2)   Includes current portion of long-term debt.

(3)   Total capitalization reflects shareholders’ equity and total debt net of cash and cash equivalents. See Supplemental Measures on page 40 of Management’s Discussion and Analysis.

(4)   Includes current bank loans.

(5)   Unusual items were $117 million in 2003, $36 million in 2002, $nil in 2001 (see page 41 of Management’s Discussion and Analysis for a complete listing). Unusual items were $21 million in 2000 (gain on sale of Dynegy Inc. preferred shares), $124 million in 1999 ($(60) million — loss on hedges and $184 million — gain on sale of Dynegy Inc. preferred shares), $nil in 1998. Due to new U.S. SEC rules, certain items are no longer excluded when presenting non-GAAP financial measures. Net income (loss) to common shareholders before unusual items also does not exclude restructuring charges and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations. See Supplemental Measures on page 40 of Management’s Discussion and Analysis.

(6)   Net income (loss) before income taxes, other gains and losses, equity in earnings (losses) of affiliate, interest expense and depreciation and amortization. Periods prior to 2003 have been restated to reflect U.S. SEC rules concerning non-GAAP financial measures, see page 41 of Management’s Discussion and Analysis.

(7)   87 million weighted-average common shares outstanding in 2003 (86 million in 2002, 85 million in 2001, 89 million in 2000, 93 million in 1999 and 92 million in 1998).

(8)   All years assume the retractable preferred shares were exchanged for 8.5 million common shares.

(9)   Net income (loss) to common shareholders before unusual items divided by average common equity (excluding preferred securities and retractable preferred shares). All ratios prior to 2003 have been restated to reflect U.S. SEC rules concerning non-GAAP financial measures, see page 41 of Management’s Discussion and Analysis.

(10) Funds from operations plus interest expense (net) less interest income divided by gross interest expense.

(11) 1999 includes the addition of Shell employees; 1998 includes the addition of Huntsman employees.

— WHERE YOU CAN FIND MORE INFORMATION —

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.

Auditors’ Report

To the Shareholders of NOVA Chemicals Corporation

We have audited the consolidated balance sheets of NOVA Chemicals Corporation as at December 31, 2003, 2002, and 2001 and the consolidated statements of income (loss) and reinvested earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2003, 2002, and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Accountants

February 12, 2004
Calgary, Canada

Management’s Report

To the Shareholders of NOVA Chemicals Corporation

The consolidated financial statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of non-management directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

/s/ Jeffrey M. Lipton	/s/ Larry A. Macdonald
JEFFREY M. LIPTON	LARRY A. MACDONALD
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 12, 2004
Calgary, Canada

Consolidated Statements of Income (Loss) and Reinvested Earnings

(MILLIONS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS) YEAR ENDED DECEMBER 31	2003	2002	2001
Revenue	$3,949	$3,091	$3,194
Feedstock and operating costs	3,487	2,668	2,901
Depreciation and amortization	298	266	230
Selling, general and administrative	179	169	191
Research and development	45	39	40
Restructuring charges (Note 15)	15	20	27
	4,024	3,162	3,389
Operating loss	(75)	(71)	(195)
Interest expense (net) (Note 8)	(89)	(87)	(88)
Equity in earnings of affiliate (Note 5)	39	5	14
Other gains and (losses) (Note 16)	92	59	58
	42	(23)	(16)
Loss before income taxes	(33)	(94)	(211)
Income tax recovery (Note 17)	61	13	83
Net Income (Loss)	$28	$(81)	$(128)
Reinvested earnings, beginning of year	605	740	924
Change in accounting policy (Notes 2 and 20)	5	—	—
Common share dividends	(25)	(23)	(23)
Preferred securities dividends and distributions	(29)	(31)	(33)
Reinvested earnings, end of year	$584	$605	$740
Weighted-average number of common shares outstanding (millions)	87	86	85
Net loss per common share (Note 12)
— Basic and diluted	$(0.02)	$(1.30)	$(1.88)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(MILLIONS OF U.S. DOLLARS) DECEMBER 31	2003	2002	2001
Assets
Current assets
Cash and cash equivalents	$212	$14	$10
Accounts receivable (Note 3)	316	249	362
Inventories (Note 4)	392	321	279
	920	584	651
Investments and other assets (Note 5)	157	537	549
Plant, property and equipment, net (Note 6)	3,336	3,033	3,159
	$4,413	$4,154	$4,359
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$—	$3	$14
Accounts payable and accrued liabilities (Note 7)	587	562	437
Long-term debt installments due within one year (Note 8)	—	1	186
	587	566	637
Long-term debt (Note 8)	1,101	1,211	1,322
Deferred credits (Note 9)	835	816	786
	2,523	2,593	2,745
Shareholders’ Equity
Preferred securities (Notes 10 and 25)	383	383	383
Retractable preferred shares (Note 11)	198	198	198
Common shares (Note 12)	493	484	472
Cumulative translation adjustment	232	(109)	(179)
Reinvested earnings	584	605	740
	1,890	1,561	1,614
	$4,413	$4,154	$4,359
Contingencies and commitments (Notes 8, 11, 21 and 23)
Subsequent events (Note 25)

See accompanying Notes to Consolidated Financial Statements.

On behalf of the board:

/s/ Kerry L. Hawkins	/s/ Jeffrey M. Lipton
Kerry L. Hawkins, Director	Jeffrey M. Lipton, Director

Consolidated Statements of Cash Flows

(MILLIONS OF U.S. DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Operating Activities
Net income (loss)	$28	$(81)	$(128)
Depreciation and amortization	298	266	230
Future income tax (recovery) expense (Note 17)	(78)	8	(4)
Other gains (net of current tax) (Note 16)	(92)	(39)	—
Equity in earnings of affiliate	(39)	(5)	(14)
Methanex dividends received	14	4	—
Asset writedowns	9	—	10
Funds from operations	140	153	94
Changes in non-cash working capital (Note 18)	(125)	206	184
Cash from operations	15	359	278
Investing Activities
Proceeds on sales of assets and investments	564	82	—
Plant, property and equipment additions	(130)	(71)	(168)
Turnaround costs, long-term investments and other assets	(57)	(18)	(156)
Change in non-cash working capital (Note 18)	7	—	(16)
	384	(7)	(340)
Financing Activities
Decrease in current bank loans	(3)	(11)	(14)
Proceeds on liquidation of swap positions	—	13	27
Long-term debt additions	—	—	302
Long-term debt repayments	(152)	(2)	(61)
Decrease in revolving debt	(2)	(294)	(159)
Preferred securities dividends and distributions	(29)	(31)	(33)
Common shares issued	9	11	12
Common share dividends	(25)	(23)	(23)
Project advances (Note 18)	11	1	—
Changes in non-cash working capital (Note 18)	(10)	(12)	(6)
	(201)	(348)	45
Increase (decrease) in cash and cash equivalents	198	4	(17)
Cash and cash equivalents, beginning of year	14	10	27
Cash and cash equivalents, end of year	$212	$14	$10

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

All amounts in U.S. dollars, unless otherwise noted.

1

Basis of Presentation

NOVA Chemicals is incorporated under the laws of Alberta, Canada. Where used in these financial statements, “NOVA Chemicals” or “the Corporation” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliate, depending on the context in which such terms are used. The consolidated financial statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures.

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 24, “United States Generally Accepted Accounting Principles” (U.S. GAAP).

The Corporation measures and reports its consolidated financial statements in U.S. dollars.

2

Summary of Significant Accounting Policies

— CHANGE IN ACCOUNTING POLICIES —

Asset Retirement Obligations.  On January 1, 2003, NOVA Chemicals adopted the new accounting standard related to asset retirement obligations as prescribed by the Canadian Institute of Chartered Accountants (CICA). The new recommendations change the method for recognition of liabilities associated with the retirement of plant, property and equipment. The liabilities are initially recorded at their estimated fair value, based on a discounted value of the expected costs to be paid when the assets are retired. The amount is added to the carrying values of the assets and depreciated over the estimated remaining lives of the assets. The liability increases each period as the amount of the discount decreases over time. The resulting expense is referred to as accretion expense and is included in operating expenses. The liability is also adjusted for any changes in the estimated amount or timing of the underlying future cash flows. Previously, asset retirement obligations were accrued over the estimated remaining useful lives of the assets on a straight-line basis. The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. These closures are expected to occur in 25 to 40 years, depending on the plant. Costs will be incurred for activities such as dismantling, demolition and disposal of facilities and equipment, and remediation and restoration of sites. The Corporation chose early adoption for the CICA recommendations to be consistent with U.S. GAAP. Under Canadian GAAP, a change in accounting policy generally requires retroactive restatement of financial statements presented for prior periods, however, as the effect of these new recommendations is less than $1 million for each prior period, opening reinvested earnings was adjusted for the cumulative effect on adoption. The change in accounting policy did not have a material effect on net income in 2003 (see Note 20).

— COST OF SERVICE —

Under the terms of certain sales agreements, the Corporation sells ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that includes the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital includes a 20% after-tax return on equity based on a deemed debt to equity ratio.

— CASH AND CASH EQUIVALENTS —

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

— FOREIGN CURRENCY TRANSLATION —

The Corporation’s foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in the cumulative translation adjustment account (CTA) until there is a realized reduction of the investment in the foreign operations.

— HEDGING ACTIVITIES —

The Corporation sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations and issues short- and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce (hedge) the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of exchange rate, commodity prices and interest rate risk. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation has managed its exposure to fluctuations in these exchange rates by using forward exchange contracts. Gains or losses realized on settlement of the forward exchange contracts are recognized in income in the same period as the related expenditures.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. Gains or losses realized on the settlement of commodity-based instruments are recognized in income in the same period as the related revenues or expenditures.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based. The amounts paid or received are recorded as an adjustment to interest expense on the hedged debt instrument.

Gains or losses on termination or liquidation of derivative instruments are deferred as current or non-current assets or liabilities on the balance sheet, as appropriate, and are amortized to income in the period in which the underlying hedged transaction is recognized.

— INVENTORIES —

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

— INVESTMENTS —

Investments in affiliate, over which the Corporation exercises significant influence, but not control, are accounted for by the equity method. Under this method, the investment is carried at cost plus the related share of undistributed earnings, less dividends received. Other investments, except investments in joint ventures, are carried at cost.

— JOINT VENTURES —

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and related notes, its pro rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

— PLANT, PROPERTY AND EQUIPMENT (PP&E) —

NOVA Chemicals’ PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its net realizable value.

— DEPRECIATION —

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 3% to 40%. These rates are designed to writeoff the assets to their salvage values over their estimated useful lives. The Alberta cost-of-service ethylene plants and the hydrogen plant are depreciated over the lives of the related sales agreements.

— DEFERRED START-UP COSTS —

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date of commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized over a five-year period, commencing on the date of commercial service.

— INCOME TAXES —

Cost-of-service activities operate under billing structures that allow NOVA Chemicals to recover related income tax costs from customers based on the taxes-payable method. NOVA Chemicals records income tax expense on these operations equal to recoverable amounts.

For non-cost-of-service operations, the liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Under the liability method, future income taxes are also provided on the difference between the accounting and tax basis of equity investments. One of these differences results from recording equity earnings (losses) for accounting purposes. Accordingly, income tax expense (recovery) is provided on equity earnings (losses).

— EMPLOYEE FUTURE BENEFITS —

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as the employees provide services. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value. Liabilities are measured at market discount rates.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide services.

— STOCK-BASED COMPENSATION —

The Corporation uses the intrinsic-value method of accounting for stock-based compensation awards granted to employees, where compensation expense, if any, is measured based on the excess of the market price of the stock over the option exercise price on the date of grant. As options are generally granted at the market price on the date of grant, no compensation cost results.

— DEFERRED SHARE UNIT PLANS —

Units issued under these Plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the Plans.

— EQUITY APPRECIATION PLAN —

Units granted and vested under this Plan are marked-to-market each period based on the value of NOVA Chemicals’ common stock as reported on the Toronto Stock Exchange. Any changes in value are recorded through earnings in the period.

— EARNINGS PER SHARE —

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

— SECURITIZATIONS —

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

— REVENUE RECOGNITION —

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement, title or risk of loss has been transferred, and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

— RESEARCH AND DEVELOPMENT —

Expenditures associated with research and development activities are expensed as incurred.

— MEASUREMENT UNCERTAINTY —

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, currency exchange rates, interest rates, changes in economic conditions and regulatory changes.

— COMPARATIVE FIGURES —

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3

Accounts Receivable

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Trade	$239	$173	$154
Other	73	53	74
Allowance for doubtful accounts(1)	(7)	(8)	(13)
	305	218	215
Income taxes receivable	11	31	147
	$316	$249	$362

(1)   The Corporation’s special purpose entity maintained an allowance for doubtful accounts of $5 million at December 31, 2003 (2002–$5 million and 2001–$10 million) related to securitized trade receivables.

— ACCOUNTS RECEIVABLE SECURITIZATIONS —

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser’s financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis plus a margin that varies with the Corporation’s credit rating. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $195 million. Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). The current securitization agreements expire July 12, 2004 and are renewable for a further one-year term.

Information regarding the Corporation’s securitization programs is as follows:

(MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED) DECEMBER 31	2003	2002	2001
Amount sold at end of year(1)	$177	$163	$154
Loss, dilution and other reserves (as a % of eligible accounts receivable)	18%	17%	16%
Interest expense, net of servicing fees	$3	$4	$7

(1)   At December 31, 2003, $nil (2002–$11 million and 2001–$24 million) is reflected in accrued liabilities as an amount repayable under the facility due to decreases in accounts receivable balances (see Note 7).

One of the Corporation’s securitization agreements involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Proceeds from (repayment of) new securitizations	$14	$(6)	$(26)
Proceeds from collections reinvested in revolving period securitizations(1)	$1,406	$1,289	$1,410
Servicing fees received	$2	$2	$2
Other cash flows received	$306	$74	$48

(1)   Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

4

Inventories

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Materials and supplies	$46	$39	$38
Raw materials	170	121	93
Finished goods	176	161	148
	$392	$321	$279

5

Investments and Other Assets

	2003		2002		2001
(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS

Methanex Corporation(1) (2)	$—	$39	$399	$5	$397	$14
Other investments(3)	28	—	27	—	17	—
Other assets(4)	129	—	111	—	135	—
	$157	$39	$537	$5	$549	$14

(1)   Equity earnings include before-tax charges (2002–$33 million and 2001–$3 million) representing NOVA Chemicals’ share of Methanex’s restructuring charges.

(2)   Dividends received of $14 million (2002–$4 million and 2001–$nil) were recorded as reductions in the Corporation’s investment.

(3)   Includes an investment of $15 million (2002–$15 million and 2001–$15 million) in a special purpose entity with respect to the accounts receivable securitization program described in Note 3.

(4)   See schedule on next page.

— METHANEX CORPORATION —

The Corporation’s original investment in Methanex was $265 million. In June 2003, the Corporation sold its equity investment in Methanex Corporation for net proceeds of $441 million. This resulted in a before-tax gain of $29 million and an after-tax gain of $61 million. The sale was completed with no cash taxes payable and accordingly, a previously recorded income tax provision of $32 million was taken into income at the time of the sale. The Corporation has no remaining equity interest in Methanex. The market value of the Corporation’s investment in Methanex at December 31, 2002 was approximately $393 million (2001– $260 million).

— OTHER ASSETS —

Other assets are comprised of the following:

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Restricted cash on retractable preferred shares (Note 11)	$65	$45	$78
Deferred debt issue costs(1)	18	17	16
Deferred start-up costs(2)	12	14	18
Other	34	35	23
	$129	$111	$135

(1)   Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.

(2)   Start-up costs consist of the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets, which were deferred until commercial production levels were achieved in 2001.

— PETROCHEMICAL JOINT VENTURES —

NOVA Chemicals owns a 50% interest in an ethylene plant, and a 20% interest in a cogeneration facility located at Joffre, Alberta, and a 33.3% interest in an ethane gathering system in Alberta.

The following is summarized financial information for NOVA Chemicals’ interests in these joint ventures:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Revenue	$216	$171	$144
Operating expenses, depreciation and income taxes	(204)	(161)	(138)
Net income	$12	$10	$6

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Current assets	$21	$21	$20
Plant, property and equipment and other assets	556	489	514
Current liabilities	(29)	(22)	(25)
Long-term liabilities	(33)	(28)	(28)
Venturers’ equity	$515	$460	$481

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Cash inflows (outflows) from:
Operating activities	$51	$34	$31
Financing activities	$(5)	$(1)	$2
Investing activities	$(9)	$(8)	$(14)

NOVA Chemicals also owned a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership which was sold in June 2003 for net cash proceeds of $123 million, resulting in an after-tax gain of $64 million. The total before-tax gain on this transaction was $114 million, of which $38 million has been deferred and will be recognized in earnings over the 20-year storage contract with the new owners. The Corporation’s 20% interest in the Cochin Pipeline was sold in January 2002 for cash proceeds of $64 million, resulting in an after-tax gain of $36 million.

6

Plant, Property and Equipment

(MILLIONS OF DOLLARS) DECEMBER 31	2003(1)	2002	2001
Plant and equipment	$5,638	$4,847	$4,818
Land	35	32	33
Under construction	169	55	85
	5,842	4,934	4,936
Accumulated depreciation	(2,506)	(1,901)	(1,777)
Net book value	$3,336	$3,033	$3,159

(1)   See Note 8 for discussion of security provided on the committed credit facility.

During 2002, the Corporation sold and leased back certain buildings for total proceeds of $13 million, resulting in an after-tax gain of $3 million. The gain realized on the sale has been deferred and is being amortized to income over the remaining term of the lease, which expires in 2020.

7

Accounts Payable and Accrued Liabilities

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Accounts payable
Trade	$406	$350	$241
Other	25	25	20
	431	375	261
Accrued liabilities
Interest	18	22	21
Accounts receivable securitization programs(1)	—	11	24
Deferred credit on hedges of former economic exposures	—	3	16
Site clean-up and restoration	4	3	3
Dividends	6	6	7
Deferred commodity hedging gains(2)	9	8	—
Deferred gains on interest rate swaps(3)	7	—	—
Pension and post-retirement benefit obligations	20	—	—
Trade accruals and other	92	134	105
	156	187	176
	$587	$562	$437

(1)   Represents amounts repayable pursuant to the Corporation’s accounts receivable securitization programs (see Note 3).

(2)   Represents the portion of deferred gains realized on liquidation of natural gas option positions to be recognized within one year (see Notes 9 and 23).

(3)   Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Notes 9 and 23).

8

Long-Term Debt

		2003		2002		2001
(MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED) DECEMBER 31	MATURITY	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE (1)	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE (1)	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE (1)
Unsecured debentures and notes	2005 to 2028	$518	7.5%	$633	7.3%	$632	7.3%
Secured loan	2006	—	—	—	—	295	2.9%
Medium-Term Notes	2006 to 2009	550	4.7%	550	6.0%	550	3.7%
Other(2)	2004 to 2020	33	6.0%	29	6.2%	31	6.3%
		1,101		1,212		1,508
Less installments due within one year		—		(1)		(186)
		$1,101		$1,211		$1,322

(1)   Weighted-average year-end interest rates include the effects of interest rate swaps (see Note 23).

(2)   Comprised primarily of non-recourse joint venture secured debt (2003 – $33 million and 2002 – $27 million and 2001 – $28 million). Security is limited to NOVA Chemicals’ net investment in the Joffre co-generation joint venture.

— UNSECURED DEBENTURES AND NOTES —

On August 15, 2003, NOVA Chemicals redeemed at par its $150 million of 7% debenture maturing August 15, 2026 from available cash, in accordance with the terms of the debenture.

The remaining debentures and notes are unsecured borrowings which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation. Terms of the outstanding unsecured debentures and notes are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)		2003	2002	2001
MATURITY	STATED INTEREST RATE%	DEBT	DEBT	DEBT
2005(1)	7.0	$100	$100	$100
2010(2)	7.85	193	158	157
2025(3)	7.875	100	100	100
2026	7.0	—	150	150
2028(4)	7.25	125	125	125
		$518	$633	$632

(1)   Not redeemable by the Corporation or the holders prior to maturity.

(2)   $250 million Canadian; callable at the option of the Corporation at any time.

(3)   Callable at the option of the Corporation on or after September 15, 2005.

(4)   Redeemable at the option of the holders on August 15, 2008.

— SECURED LOAN —

The Corporation has a committed credit facility from a syndicate of Canadian and U.S. banks. The facility provides for a floating-rate revolving line of credit and the issuance of letters of credit, to a maximum of $300 million. The facility expires in April 2007 and is secured by $1.2 billion in net book value of assets in Canada, including real estate.

At December 31, 2003, NOVA Chemicals was in compliance with all required financial covenants under the credit facility.

— MEDIUM-TERM NOTES —

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $300 million 7% notes are due in May 2006 and are not redeemable by the Corporation or the holders prior to maturity. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time. As described in Note 23, the Corporation has entered into floating-for-fixed interest rate swaps on these notes.

— REPAYMENT REQUIREMENTS —

Repayment requirements in respect of long-term debt are as follows:

(MILLIONS OF DOLLARS)
2004	$—
2005	103
2006	302
2007	2
2008	2
Thereafter	692
$1,101

— INTEREST EXPENSE —

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Interest on long-term debt	$84	$80	$96
Interest on bank loans and securitizations	4	5	8
Other	4	5	4
Gross interest expense	92	90	108
Interest capitalized during plant construction	—	—	(18)
Interest income	(3)	(3)	(2)
Interest expense (net)	$89	$87	$88

9

Deferred Credits

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Future income taxes (Note 17)	$586	$611	$615
Pension and post-retirement benefit obligations	92	91	82
Deferred commodity hedging gains(1)	3	9	—
Deferred gains on interest rate swaps(2)	16	31	24
Deferred gain on sale of investment(3)	37	—	—
Site clean-up and restoration	27	27	26
Deferred share unit plan obligations	20	16	13
Equity appreciation plan obligations (Note 13)	12	1	1
Other	42	30	25
	$835	$816	$786

(1)   Represents the long-term portion of deferred gains realized on liquidation of natural gas options (see Notes 7 and 23).

(2)   Represents the long-term portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps (see Notes 7 and 23).

(3)   Represents the long-term portion of a deferred gain realized on the sale of a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership (see Note 5).

10

Preferred Securities

On January 26, 1999 and October 22, 1998, NOVA Chemicals issued $172.5 million (9.04%) and $210 million (9.50%) of preferred securities due March 31, 2048 and December 31, 2047, respectively. The securities are redeemable by the Corporation at any time on or after January 26, 2004 and October 22, 2003, respectively (see Note 25).

11

Retractable Preferred Shares

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares is less than $198 million).

During 2001, 2002, and 2003, certain changes were made to the terms of the retractable preferred shares and related stockholder agreements. These changes provide the Corporation with the right to call the retractable preferred shares on or after December 15, 2001 and repurchase the retractable preferred shares prior to any retraction into NOVA Chemicals common shares. If the Corporation does not exercise its repurchase rights prior to March 15, 2005, the market-based exchange rate at which the retractable preferred shares may be retracted into NOVA Chemicals common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of NOVA Chemicals common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of NOVA Chemicals preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

NOVA Chemicals also entered into a total return swap, which terminates on March 15, 2005, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counter-party pays NOVA Chemicals an amount equal to the fixed dividend on the retractable preferred shares; (ii) NOVA Chemicals pays the counterparty LIBOR plus a spread; (iii) NOVA Chemicals is obligated under the swap to provide initial margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit issued by a third-party for which we pay a fee; (iv) NOVA Chemicals is also required to provide maintenance margin in the form of restricted cash for any negative changes in the equity value of the retractable preferred shares; and (v) the counterparty pays NOVA Chemicals for any positive changes in the equity value of the retractable preferred shares.

NOVA Chemicals has provided $65 million of restricted cash to reduce the notional amount of the swap from $191 million to $126 million. As a result, prior to March 15, 2005, NOVA Chemicals can redeem the potentially dilutive security for an additional $126 million.

Beginning in 2004, changes in the equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 7% Senior Notes due 2005 and 7% Medium-Term Notes due 2006 issued by NOVA Chemicals (see Note 8).

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation’s common shares is $12.00 U.S. or less, and upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third-party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative).

12

Common Shares

— AUTHORIZED —

Unlimited number of voting common shares without par value.

— ISSUED AND OUTSTANDING —

(MILLIONS OF DOLLARS, EXCEPT NUMBER OF SHARES)	2003		2002		2001
Beginning of year	86,527,812	$484	85,778,788	$472	84,884,333	$460
Issued for cash on exercise of stock options	571,969	9	749,024	12	894,455	12
End of year(1)	87,099,781	$493	86,527,812	$484	85,778,788	$472

(1)   Stated common share capital for legal purposes at December 31, 2003 is $1,665 million.

— SHARES RESERVED FOR FUTURE ISSUE —

(NUMBER OF SHARES) DECEMBER 31	2003	2002	2001
Under the employee incentive stock option plan(1) (2)	10,672,994	11,244,963	11,993,987
Under the director compensation plan	47,800	47,800	47,800
Under the terms of the retractable preferred share agreement (Note 11)	8,500,000	8,500,000	8,500,000
	19,220,794	19,792,763	20,541,787

(1)   Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 8,822,440 shares at prices ranging from $15.279 to $34.32 (Canadian $) per share with expiration dates between March 3, 2004, and July 15, 2013. A total of 1,850,554 common shares are reserved but unallocated. See Note 13 for further details regarding the plan.

(2)   Shareholders have approved reserving 13 million common shares for issuance under the employee incentive stock option plan.

— EARNINGS PER SHARE —

The following table outlines the calculation of basic and diluted net loss per common share:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
YEAR ENDED DECEMBER 31	BASIC AND DILUTED	BASIC AND DILUTED	BASIC AND DILUTED
Net income (loss)	$28	$(81)	$(128)
Preferred securities dividends and distributions	(29)	(31)	(33)
Net loss available to common shareholders	$(1)	$(112)	$(161)
Weighted-average common shares outstanding(1)	86.8	86.3	85.4
Net loss per common share	$(0.02)	$(1.30)	$(1.88)

(1)   Retractable preferred shares and stock options representing 17 million common shares have been excluded from the computation of diluted earnings per share for the year ended December 31, 2003 (2002 – 17 million and 2001 – 17 million), as their impact would not be dilutive.

— SHAREHOLDER RIGHTS PLAN —

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The plan expires in May 2009, but is subject to shareholder re-confirmation at the sixth annual meeting following the date of approval.

13

Stock-Based Compensation

— EMPLOYEE INCENTIVE STOCK OPTION PLAN —

The Corporation may grant options to its employees for up to 13 million common shares. The exercise price of each option equals the closing market price on the Toronto Stock Exchange of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

A summary of the status of the Corporation’s employee incentive stock option plan as of December 31, 2003, 2002, and 2001, and changes during the years then ended is presented below:

	2003		2002		2001
	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
		(CANADIAN $)		(CANADIAN $)		(CANADIAN $)
Outstanding at beginning of year	8,625,532	$26.662	8,558,109	$25.648	8,003,725	$24.762
Granted	999,700	$25.788	855,900	$34.319	1,547,350	$28.182
Exercised	(571,969)	$23.525	(749,024)	$23.613	(894,455)	$21.813
Cancelled	(230,823)	$25.723	(39,453)	$30.713	(98,511)	$28.267
Outstanding at end of year	8,822,440	$26.791	8,625,532	$26.662	8,558,109	$25.648
Exercisable at end of year	7,414,052	$26.448	6,116,910	$25.159	5,404,057	$24.193

The following table summarizes information about employee incentive stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES (CANADIAN $)	NUMBER OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED- AVERAGE EXERCISE PRICE
			(CANADIAN $)		(CANADIAN $)
$15.279 – $18.376	336,382	0.9	$17.592	336,382	$17.592
$20.234 – $21.225	915,809	2.5	$20.738	915,809	$20.738
$24.950 – $26.346	4,184,100	6.2	$25.741	3,469,325	$25.733
$28.050 – $34.320	3,386,149	6.5	$30.639	2,692,536	$30.419
	8,822,440			7,414,052

Had compensation cost for stock options been determined and expensed based on the fair-value method, the following pro forma amounts would have resulted:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) DECEMBER 31	2003	2002	2001
Net income (loss)
As reported	$28	$(81)	$(128)
Pro forma	$21	$(92)	$(134)
Loss per share — basic and diluted
As reported	$(0.02)	$(1.30)	$(1.88)
Pro forma	$(0.09)	$(1.43)	$(1.95)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted in 2003, 2002, and 2001:

WEIGHTED-AVERAGE ASSUMPTIONS			2003	2002		2001
Expected dividend yield		%	1.4	1.0		1.0
Expected volatility		%	36.7	39.1		39.6
Risk-free interest rate		%	4.20	3.38		5.65
Expected life	years		4	2	1/2	2	1/2
Fair value of options granted during the year	U.S.		$5.34	$5.57		$5.16

— EQUITY APPRECIATION PLAN —

The Corporation has an equity appreciation plan in which units are granted to key employees. The redemption price of a unit is determined by the closing price of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. The value of a unit on the redemption date is the difference between the price of the Corporation’s common shares on that date and the redemption price.

At December 31, 2003, the mark-to-market value of the vested units was approximately $12 million (2002 and 2001 – $1 million).

	2003		2002		2001
EQUITY APPRECIATION UNITS	UNITS	WEIGHTED- AVERAGE REDEMPTION	UNITS	WEIGHTED- AVERAGE REDEMPTION	UNITS	WEIGHTED- AVERAGE REDEMPTION
		(CANADIAN $)		(CANADIAN $)		(CANADIAN $)
Cumulative amount at beginning of year	1,836,841	$31.22	843,167	$27.69	288,000	$26.25
Granted	1,499,400	$25.78	1,012,950	$34.21	555,167	$28.44
Redeemed	(18,166)	$27.77	—	—	—	—
Cancelled	(25,088)	$31.60	(19,276)	—	—	—
Cumulative amount at end of year	3,292,987	$28.76	1,836,841	$31.22	843,167	$27.69

14

Deferred Share Unit Plans

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis, prior to the relevant performance period, to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based primarily on the average closing price, on the NYSE, of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX, of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned.

The units are exercisable upon retirement or termination from the Corporation. A summary of the status of the Corporation’s deferred share unit plans as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2003		2002		2001
EMPLOYEE DEFERRED SHARE UNITS	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE
		(U.S. $)		(U.S. $)		(U.S. $)
Cumulative amount at beginning of year	379,114	$16.97	352,393	$16.52	280,454	$15.88
Earned	55,235	$19.41	65,622	$19.14	91,063	$18.48
Exercised	—	$—	(38,901)	$16.53	(19,124)	$16.52
Cumulative amount at end of year	434,349	$17.28	379,114	$16.97	352,393	$16.52

	2003		2002		2001
NON-EMPLOYEE DEFERRED SHARE UNITS	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE
		(CANADIAN $)		(CANADIAN $)		(CANADIAN $)
Cumulative amount at beginning of year	57,383	$29.90	44,040	$28.91	27,806	$29.24
Earned	22,293	$27.57	13,343	$33.16	16,234	$28.34
Exercised	—	$—	—	—	—	—
Cumulative amount at end of year	79,676	$29.24	57,383	$29.90	44,040	$28.91

The amount expensed in aggregate related to the award of units was approximately $3 million(2002 – $4 million and 2001 – $5 million).

15

Restructuring Charges

During 2003, NOVA Chemicals took action to streamline its operations and reduce costs. The Corporation announced plans for the closure of its oldest and highest-cost polyethylene production line, at its St. Clair River site. As a result, NOVA Chemicals recognized $15 million before-tax ($10 million after-tax) in restructuring costs related to asset writedown, severance, and other costs. The Corporation expects these restructuring actions to be substantially complete in the first half of 2004.

Restructuring charges in 2002 and 2001 related to organizational changes involving plant closures and idling, capital project cancellations, writedowns of certain non-productive assets and severance activities. All actions related to these restructuring activities have been substantially completed.

16

Other Gains and Losses

	2003		2002		2001
(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX
Gain on sale of 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership (Note 5)	$76	$64	$—	$—	$—	$—
Gain on sale of investment in Methanex Corporation (Note 5)	29	61	—	—	—	—
Bayport charge(1)	(13)	(8)	—	—	—	—
Gain on sale of 20% interest in Cochin Pipeline (Note 5)	—	—	59	36	—	—
IRS settlement	—	—	—	—	58	44
	$92	$117	$59	$36	$58	$44

(1)   NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer production facility and as a result, incurred a charge primarily related to the amount of property damage not covered by insurance.

17

Income Taxes

Income tax recovery varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to loss before income taxes as shown in the following table:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Loss before income taxes	$(33)	$(94)	$(211)
Statutory income tax rate	36.74%	39.24%	42.12%
Computed income tax recovery	$(12)	$(37)	$(89)
Increase (decrease) in taxes resulting from:
Manufacturing and processing deduction	(2)	3	4
Lower effective foreign tax rates	19	8	25
Lower effective tax rate on equity in earnings of affiliate	(12)	(2)	(3)
Lower tax rates and higher recoveries on asset sales	(56)	—	—
Non-provision of future income taxes on cost-of-service operations (1)	9	8	8
Reduction in tax reserves(2)	(20)	—	—
Income tax rate adjustments(3)	15	—	(17)
Lower tax rate on gain related to tax settlement(4)	—	—	(10)
Other	(2)	7	(1)
Income tax recovery	$(61)	$(13)	$(83)
Current income tax (recovery) expense	$17	$(21)	$(79)
Future income tax (recovery) expense	(78)	8	(4)
Income tax recovery	$(61)	$(13)	$(83)

(1)   Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. The Corporation records income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income. Some agreements limit the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excludes future income tax recoveries relating to these operations. Cumulative unrecorded future income taxes payable amounted to $nil at December 31, 2003 (2002 – $6 million and 2001 – $13 million).

(2)   NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2003, determined that it was over-provided.

(3)   As a result of Canadian provincial tax rate increases in 2003 and federal and provincial tax rate reductions in 2001, income tax rates on future tax liabilities have been increased in 2003 and reduced in 2001.

(4)   In 2001, NOVA Chemicals recorded a $58 million gain ($44 million after-tax) related to a settlement with the IRS.

The principal temporary difference in calculating future income taxes, for both cost-of-service and non-cost-of-service operations, relates to deductions for tax purposes in respect of plant, property and equipment in excess of depreciation provided for in the accounts. Future tax liabilities resulting from these temporary differences have been reduced by the tax benefits associated with unused tax losses.

The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Income (loss) before income taxes
Canadian	$98	$(35)	$(19)
Foreign	(131)	(59)	(192)
	$(33)	$(94)	$(211)
Current income tax (recovery) expense
Canadian	$14	$(17)	$(46)
Foreign	3	(4)	(33)
	17	(21)	(79)
Future income tax (recovery) expense
Canadian	(41)	19	18
Foreign	(37)	(11)	(22)
	(78)	8	(4)
Total income tax recovery	$(61)	$(13)	$(83)

18

Changes in Non-Cash Working Capital

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Accounts receivable	$(67)	$113	$89
Inventories	(71)	(42)	254
Accounts payable and accrued liabilities	25	125	(180)
Changes in non-cash working capital	(113)	196	163
Reclassification and other items not having a cash effect	(4)	(1)	(1)
Changes in non-cash working capital having a cash effect	$(117)	$195	$162
These changes relate to the following activities:
Operating	$(125)	$206	$184
Investing	7	—	(16)
Financing(1)	1	(11)	(6)
Decrease (increase) in working capital	$(117)	$195	$162

(1)   Changes in non-cash working capital related to financing activities include project advances of $11 million (2002 – $1 million) (see Note 6).

— INTEREST AND INCOME TAX PAYMENTS —

Third-party interest payments were $100 million in 2003 (2002 – $86 million and 2001 – $108 million). Income tax receipts were $28 million in 2003 (2002 – $176 million and 2001 – $13 million).

19

Employee Future Benefits

— PENSION PLANS —

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment and are partially indexed to inflation for some plans. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes. The Corporation funds the plans using a valuation based on the projected unit credit method and the plans’ assets consist primarily of publicly traded equity and fixed income securities.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of bonds with terms to maturity that approximate the duration of the Corporation’s pension liabilities. The Corporation uses a measurement date of December 31 for its pension and post-retirement plans.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant plans consisted of the following:

	PENSION PLANS			POST-RETIREMENT PLANS
(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001	2003	2002	2001
Current service cost	$21	$16	$17	$2	$2	$1
Interest cost on projected benefit obligations	30	25	26	4	3	3
Expected return on plan assets	(26)	(26)	(25)	—	—	—
Prior service cost	2	2	2	—	—	—
Actuarial (gain) loss	4	1	—	1	—	—
Amortization of transition obligation	(4)	(5)	(4)	—	—	—
Amortization of settlement/curtailment (gain) loss	—	—	1	—	—	—
Net total of other components	—	—	1	—	1	2
Net expense	$27	$13	$18	$7	$6	$6

The status of all significant defined benefit pension and post-retirement plans is as follows:

	PENSION PLANS			POST-RETIREMENT PLANS
(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001	2003	2002	2001
Change in benefit obligations
Benefit obligation at beginning of year	$430	$388	$372	$53	$50	$38
Current service cost	21	16	17	2	2	1
Interest cost	30	25	26	4	3	3
Experience (gain) loss	24	(1)	9	10	—	10
Settlement/curtailment	(2)	(1)	—	(1)	—	—
Plan amendments	—	1	—	—	—	—
Business combination	—	2	—	—	—	—
Special termination benefits	—	—	2	—	—	1
Employee contributions	5	9	2	—	—	—
Benefits paid	(20)	(19)	(21)	(2)	(2)	(2)
Foreign currency exchange rate (gain) loss	81	10	(19)	3	—	(1)
Net benefit obligation at end of year	$569	$430	$388	$69	$53	$50
Change in plan assets
Fair value of plan assets at beginning of year	$312	$329	$357	$—	$—	$—
Actual return (loss) on plan assets	50	(28)	3	—	—	—
Employer and employee contributions	20	22	10	2	—	—
Settlement/curtailment	(2)	(1)	—	—	—	—
Benefits paid	(20)	(19)	(21)	(2)	—	—
Foreign currency exchange rate gain (loss)	65	9	(18)	—	—	—
Net total of other components	—	—	(2)	—	—	—
Fair value of plan assets at end of year	$425	$312	$329	$—	$—	$—
Funded status
Plan assets in deficiency of benefit obligation	$(144)	$(118)	$(59)	$(69)	$(53)	$(50)
Unrecognized net transitional (asset) obligation	(49)	(44)	(48)	10	10	10
Unrecognized prior service cost	7	8	9	—	—	—
Unrecognized net actuarial loss	118	105	49	22	13	14
Net amounts recognized in consolidated balance sheets	$(68)	$(49)	$(49)	$(37)	$(30)	$(26)
Weighted-average assumptions as at December 31:
Discount rate	5.9%	6.4%	6.4%	6.1%	6.8%	7.0%
Assumed long-term rate of return on plan assets(1)	7.3%	7.7%	7.8%	—	—	—
Rate of increase in future compensation	3.2%	3.1%	3.8%	4.2%	3.7%	3.0%
Long-term health care inflation(2)	—	—	—	5.0%	5.0%	4.8%

(1)   NOVA Chemicals establishes an appropriate long-term rate of return for each plan’s assets, which reflects asset allocations within each plan, as well as independent views of long-term rate of return expectations for each asset class.

(2)   Ultimate trend rate, expected to be achieved between 2010 and 2012, depending on the plan. The assumed health care cost trend rate used to measure the 2003 expected cost of benefits covered by the plan is 11% on average for the plans.

Virtually all of NOVA Chemicals’ pension plans have accumulated benefit obligations which exceed the fair value of assets. The accumulated benefit obligation and the fair value of assets for these plans were $549 million and $425 million, respectively, at December 31, 2003 ($426 million and $308 million, respectively, at December 31, 2002 and $305 million and $246 million, respectively, at December 31, 2001).

In 2004, NOVA Chemicals expects to fund its defined benefit plans by $27 million.

— PENSION ASSETS —

The Corporation’s investment strategy is set for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan, the size of the assets, and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers employing different management styles within an asset class.

In Europe, the Corporation has pension plans in several countries that vary considerably in membership, liability structure, pension arrangement, and asset size. Given these differences, the asset allocation can vary significantly not only from the North American plans, but also by country. In addition, some European plans are re-insured with investment strategy and asset allocation determined or heavily influenced by the re-insurer.

The Corporation’s Canadian and U.S. plans are the most significant to the Corporation with 80% of total pension assets and 87% of total plan members in these plans. The asset allocation for these pension plans at the end of 2003, 2002 and 2001 and the target allocation for 2004, by asset category follows. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

ASSET CATEGORY	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS
(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2004	2003	2002	2001
Equities	60%	61%	57%	60%
Fixed income	40%	39%	43%	40%
Real estate	—	—	—	—
Other	—	—	—	—
Total	100%	100%	100%	100%

— POST-RETIREMENT BENEFITS OTHER THAN PENSIONS —

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the accumulated post-retirement benefit obligation by an additional $3 million at December 31, 2003 for Canadian plans and $7 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $3 million and $5 million for Canadian and U.S. plans, respectively.

— DEFINED CONTRIBUTION ARRANGEMENTS —

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contribution to these plans in 2003 was $6 million (2002 – $6 million and 2001 – $6 million). In 2004, NOVA Chemicals expects to fund its defined contribution plans by approximately $6 million.

20

Asset Retirement Obligations

The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount has been developed pursuant to provisions of the new CICA standard, and is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the January 1, 2003 estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $19 million at December 31, 2003 will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants. In addition to the liability for active sites, the Corporation also has an asset retirement obligation liability for decommissioning and restoration costs associated with plant sites that have been divested or are no longer in use. The accrued liability associated with these sites is $12 million and is considered to be adequate at this time. The effect of adopting the new CICA standard on January 1, 2003 was an increase to plant, property and equipment (net) of $4 million, a reduction in the January 1, 2003 asset retirement obligation of $3 million, and an increase in future income tax liabilities of $2 million, resulting in an increase in reinvested earnings of $5 million.

21

Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $455 million in total with annual amounts of $49 million in 2004, $46 million in 2005, $38 million in 2006, $35 million in 2007, $33 million in 2008, and $254 million thereafter. Rental expense under operating leases was $53 million in 2003 (2002 – $55 million and 2001 – $58 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year end market prices, are approximately $7,734 million in total with annual amounts of $2,124 million in 2004, $1,129 million in 2005, $1,107 million in 2006, $897 million in 2007, $605 million in 2008, and $1,872 million thereafter.

22

Segmented Information

The Corporation determines its reportable segments based on the structure of its operations, which are primarily focused in two principal business segments — Olefins/Polyolefins and Styrene/Polystyrene (Styrenics). These operations involve the production and marketing of ethylene and polyethylene resins; and styrene monomer and styrenic polymers, respectively.

— FINANCIAL INFORMATION BY BUSINESS SEGMENT —

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Revenue
Olefins and polyolefins	$2,559	$1,930	$2,014
Styrenics	1,579	1,305	1,314
Intersegment eliminations	(189)	(144)	(134)
	$3,949	$3,091	$3,194
Depreciation
Olefins and polyolefins	$187	$166	$132
Styrenics	111	100	98
	$298	$266	$230
Operating income (loss)
Olefins and polyolefins	$92	$67	$57
Styrenics	(152)	(118)	(225)
Restructuring charges	(15)	(20)	(27)
	$(75)	$(71)	$(195)
Net income (loss)
Olefins and polyolefins	$14	$(5)	$(2)
Styrenics	(130)	(102)	(181)
Equity investments	37	5	11
Other	107	21	44
	$28	$(81)	$(128)
Plant, property, and equipment additions
Olefins and polyolefins	$74	$43	$125
Styrenics	56	28	43
	$130	$71	$168

DECEMBER 31 (MILLIONS OF DOLLARS)	2003	2002	2001
Assets
Olefins and polyolefins	$2,246	$1,923	$1,960
Styrenics	1,767	1,643	1,638
Investment in Methanex	—	399	397
Corporate and other(1)	400	189	364
	$4,413	$4,154	$4,359

(1)   Amounts include all cash and cash equivalents.

— FINANCIAL INFORMATION BY GEOGRAPHIC AREA —

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31	2003	2002	2001
Revenue(1)
Canada	$1,414	$1,081	$1,236
United States	1,789	1,410	1,408
Europe and other	746	600	550
	$3,949	$3,091	$3,194
Export sales from Canadian operations
United States	$1,054	$748	$694
Europe and other	148	113	137
	$1,202	$861	$831
Operating income (loss)
Canada	$4	$11	$(75)
United States	(66)	(85)	(31)
Europe and other	(13)	3	(89)
	$(75)	$(71)	$(195)
Equity in earnings of affiliate
Canada	$39	$5	$14

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Assets(2)
Canada	$2,600	$2,055	$2,237
United States	1,113	1,090	1,189
Europe and other	673	583	520
Investments	27	426	413
	$4,413	$4,154	$4,359

(1)   Based on location of customer.

(2)   Based on location of the operating facility.

23

Financial Instruments

— FINANCIAL INSTRUMENT FAIR VALUES —

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable, bank loans, and accounts payable and accrued liabilities approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	CARRYING AMOUNT			ESTIMATED FAIR VALUE(1)
(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001	2003	2002	2001
Long-term debt(2)	$1,101	$1,212	$1,508	$1,163	$1,134	$1,410

(1)   The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analysis, based on NOVA Chemicals’ current incremental borrowing rates for similar borrowing arrangements.

(2)   Includes debt installments due within one year.

— FOREIGN EXCHANGE RISK MANAGEMENT —

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, a portion of the Corporation’s expenditures are incurred in Canadian dollars and euros. Prior to April 2003, NOVA Chemicals managed its exposure to fluctuations in the Canadian/U.S. dollar exchange rate by using forward exchange contracts. At December 31, 2003, NOVA Chemicals had no foreign currency forward exchange contracts nor any plans to enter into any such contracts.

— COMMODITY PRICE RISK MANAGEMENT —

NOVA Chemicals uses commodity-based derivatives to hedge a portion of its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

At December 31, 2003, 2002 and 2001, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

DECEMBER 31		2003		2002		2001
Pricing swaps
Notional volume	GJ millions	—		3.2		12.0
Weighted-average price per GJ	Cdn.	$—		$5.92	(2)	$6.89	(2)
Estimated fair value(1)	U.S. millions	$—		$(2)		$21
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	—		1–10		1–10
Basis swaps
Notional volume	mcf millions	76.0		113.0		3.0
Weighted-average basis differential per mcf	U.S.	$0.52	(4)	$0.47	(3)	$0.02	(3)
Estimated fair value(1)	U.S. millions	$(18	)(4)	$(10)		$(1)
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	1–15		1–34		1–10
Options
Notional volume — calls	mcf millions	3.6		1.1		20.5
Notional volume — puts	mcf millions	33.5		68.1		36.6
Weighted-average price per mcf — calls	U.S.	$6.27		$4.10		$4.93
Weighted-average price per mcf — puts	U.S.	$2.42	(5)	$2.32	(5)	$2.67
Estimated fair value(1)	U.S. millions	$1		$(1)		$6
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	1–22		1–34		1–22

(1)   Unrealized before-tax gain (loss).

(2)   The Corporation pays floating prices and receives a fixed price from the counterparty.

(3)   The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.

(4)   The Corporation has crystallized the losses on substantially all of the basis swaps by placing offsetting positions with an average basis differential of 75¢. The net effect of these positions will result in an aggregate loss of $18 million before-tax, when all positions have matured.

(5)   The Corporation will pay the difference between the NYMEX market price and the contract price (if contract is higher than market).

At December 31, 2003, 2002 and 2001, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

DECEMBER 31		2003	2002	2001
Notional volume	bbls millions	6.4	13.8	10.8
Weighted-average price per bbl(1)	U.S.	$29.96	$29.84	$29.05
Estimated fair value(2)	U.S. millions	$9	$8	$(4)
Carrying value	U.S. millions	$—	$—	$—
Term to maturity	Months	1–36	1–48	1–60

(1)   Crude oil swaps, options, collars.

(2)   Unrealized gain (loss).

In addition to the outstanding contracts described above, NOVA Chemicals has liquidated certain natural gas and crude oil option positions, realizing a gain of $3 million in 2003 (2002 – $17 million and 2001– $nil). Gains and losses on liquidated positions are deferred on the balance sheet and recognized in income over the periods in which the cost of the related feedstock purchases will be recognized. The unamortized portion of liquidated gains was $12 million at December 31, 2003 (see Notes 7 and 9). The net fair value of NOVA Chemicals’ outstanding and liquidated positions is $4 million at December 31, 2003 (2002 – $12 million and 2001– $22 million).

— INTEREST RATE RISK MANAGEMENT —

When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2003, the Corporation entered into floating-for-fixed interest rate swaps on $550 million of Medium-Term Notes. These positions had an estimated fair-market value of $4 million at December 31, 2003.

In 2002 and 2001, a series of interest rate swaps on $550 million (2001– $650 million) of fixed-rate debt were liquidated, resulting in a before-tax gain of $13 million (2001– $27 million) (see Notes 7 and 9). The gains have been deferred and will be recognized in income as a reduction of interest expense over the terms of the related debt instruments, which mature in 2005, 2006 and 2009.

— CREDIT RISK MANAGEMENT —

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties that it currently transacts with will fail to meet their obligations. At December 31, 2003, 2002 and 2001, NOVA Chemicals’ credit exposure was $nil for foreign currency instruments, $4 million (2002– $nil and 2001– $nil) for interest rate instruments, and $3 million (2002– $4 million and 2001– $27 million) for commodity-based instruments.

Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

24

United States Generally Accepted Accounting Principles

— RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES —

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from GAAP used in the United States. The effect of these differences on the Corporation’s consolidated net income (loss) and balance sheet are as follows:

(MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS) YEAR ENDED DECEMBER 31	2003	2002	2001
Net income (loss) in accordance with Canadian GAAP	$28	$(81)	$(128)
Add (deduct) adjustments for:
Start-up costs(1)	4	3	(11)
Foreign exchange derivative instruments and hedging activity(2)	3	15	14
Other derivative instruments and hedging activity(2)	(7)	5	10
Future income taxes(3)	—	—	29
Inventory costing(4)	(1)	1	(2)
Preferred securities distributions(5)	(23)	(23)	(23)
Equity in earnings (losses) of affiliate(6)	(1)	(4)	1
Change in accounting policy(7)	5	—	—
Other gains(8)	42	—	—
Other	1	1	1
Net income (loss) in accordance with U.S. GAAP	$51	$(83)	$(109)
Earnings (loss) per share using U.S. GAAP
— Basic	$0.52	$(1.05)	$(1.39)
— Diluted	$0.51	$(1.05)	$(1.39)
Comprehensive income (loss) (net of tax)(9)
Net income (loss) in accordance with U.S. GAAP	$51	$(83)	$(109)
Cumulative translation adjustment (less tax of $nil, $nil, and $nil)(10)	395	70	(140)
Less: reclassification of amounts included in net income	(54)	—	—
Unrealized gain (loss) on cash flow hedging instruments (less tax of $(2), $(15) and $17)(2)	4	26	(30)
Equity in comprehensive income (loss) of affiliate (less tax of $nil, $(1) and $1)(6)	(3)	7	(4)
Minimum pension liability adjustments (less tax of $2, $1, and $nil)(11)	(3)	(1)	—
Comprehensive income (loss) in accordance with U.S. GAAP	$390	$19	$(283)
Accumulated other comprehensive income (loss)(9)
Cumulative translation adjustment(10)	$211	$(130)	$(200)
Unrealized loss on cash flow hedging instruments(2)	—	(4)	(30)
Equity in comprehensive income (loss) of affiliate(6)	—	3	(4)
Minimum pension liability(11)	(4)	(1)	—
Accumulated other comprehensive income (loss)	$207	$(132)	$(234)

(MILLIONS OF DOLLARS) DECEMBER 31	2003	2002	2001
Balance sheet items in accordance with U.S. GAAP
Current assets(2) (4)	$959	$626	$716
Investment and other assets(1) (2) (6) (11)	157	492	496
Plant, property, and equipment (net)(1) (7)	3,311	3,007	3,131
Current liabilities(2)	(585)	(577)	(725)
Long-term debt:
Preferred securities(5)	(383)	(383)	(383)
Other long-term debt(2)	(1,122)	(1,234)	(1,323)
Deferred credits(2) (3) (11)	(829)	(790)	(771)
Retractable preferred shares	(198)	(198)	(198)
Common shareholders’ equity	$1,310	$943	$943

(1)               Start-Up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation’s startup costs.

(2)               Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values. Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

                                                The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity-based and other derivative instruments used by the Corporation. For information regarding the Corporation’s use of derivatives and hedging activities, see Note 23.

(3)               Future Income Taxes. Canadian GAAP permits recognition of the impact of changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period in which the tax laws and rates are considered to be substantively enacted. Under U.S. GAAP rules the impact of tax rate changes on future income tax assets and liabilities is only recognized on enactment of the change in tax law and rates.

(4)               Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(5)               Compound Financial Instruments. Canadian GAAP requires the classification and recording of a financial instrument, or its component parts, as a liability or equity in accordance with the substance of the contractual arrangements governing the instrument. U.S. GAAP requires that no portion of the proceeds from issuance of convertible debt securities be attributed to the conversion feature and classified as equity. Accordingly, the Corporation’s preferred securities discussed in Note 10 are accounted for as debt under U.S. GAAP and the related distributions as interest expense.

(6)               Equity in Earnings (Losses) of Affiliate. NOVA Chemicals’ share of adjustments to financial information and results of operations of equity investments to comply with U.S. accounting principles.

(7)               Change in Accounting Policy. On January 1, 2003, the Corporation adopted SFAS No. 143, Accounting for Asset Retirement Obligations. This standard and the CICA standard, also adopted on January 1, 2003, and discussed in Notes 2 and 20, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP, it is reflected as a charge or credit to reinvested earnings.

(8)               Other Gains. Difference in gain on disposition of investment in Methanex resulting from different cost basis under U.S. GAAP.

(9)               Comprehensive Income. U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income. This statement is not required under Canadian GAAP.

(10)         Cumulative Translation Adjustment. Unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

(11)         Minimum Pension Liability. SFAS No. 87, Employer’s Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects. At December 31, 2003, an AML and an intangible asset, in the amount of $10 million and $4 million, respectively, have been recognized, resulting in a charge of $4 million (net of tax) to other comprehensive income.

— OTHER DISCLOSURES —

Stock-based Compensation. SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value based method of accounting for employee stock options and encourages the use of this method to account for stock compensation plans. It does, however, permit an entity to continue to measure compensation cost using the intrinsic-value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Entities using the intrinsic method must disclose pro forma net income (loss) and net income (loss) per share assuming the fair-value method had been applied. NOVA Chemicals has elected to follow APB 25 and related interpretations in accounting for employee stock options. Options are issued at the market price on date of grant and therefore, under APB 25, no compensation expense has been recorded.

The following table outlines the impact on the Corporation’s U.S. GAAP results, had compensation expense for the stock option plan been determined based on the fair-value method as prescribed under SFAS No. 123:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) YEAR ENDED DECEMBER 31	2003	2002	2001
Net income (loss) in accordance with U.S. GAAP
As reported	$51	$(83)	$(109)
Pro forma	$44	$(94)	$(115)
Earnings (loss) per share — basic
As reported	$0.52	$(1.05)	$(1.39)
Pro forma	$0.44	$(1.18)	$(1.46)
Earnings (loss) per share — diluted
As reported	$0.51	$(1.05)	$(1.39)
Pro forma	$0.44	$(1.18)	$(1.46)

— U.S. ACCOUNTING DEVELOPMENTS —

FASB Statement No. 123, Accounting for Stock-Based Compensation, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. As the Corporation intends to adopt the fair-value method as required for Canadian GAAP reporting in 2004, the implications of FASB Statement No. 123 are expected to be minimal.

FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Post-Retirement Benefits, was revised in December 2003 and requires additional disclosures about pension plans and other post-retirement benefit plans. Certain disclosures are required for 2003 financial statements and others for 2004 financial statements. Canadian GAAP disclosure requirements for pension and post-retirement plans have also been amended and as such, the Corporation does not anticipate this Statement will have an impact on the Corporation’s disclosure requirements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with the Characteristics of both Liabilities and Equity, issued in May 2003, requires the classification of certain financial instruments, previously classified as equity, as liabilities. While Statement No. 150 has not had an impact on the current classification of the Corporation’s financial instruments, the FASB intends to continue deliberations on this topic. Future recommendations by the FASB may have an impact on the Corporation’s financial position and are not determinable at this time.

25

Subsequent Events

In January 2004, NOVA Chemicals issued $400 million of 6.5% Senior Notes due 2012. The net proceeds of the offering will be used to redeem, in March 2004, the 9.04% preferred securities due 2048 and 9.50% preferred securities due 2047. The two issues of preferred securities total $383 million. The balance of the proceeds will be used for general corporate purposes.